Exhibit 99.1

Wheaton Precious Metals Ranked Among Corporate Knights' Best 50 Corporate Citizens in Canada

VANCOUVER, BC, June 23, 2026 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that it has again been named to Corporate Knights' 2026 Best 50 Corporate Citizens in Canada (the "Best 50"), ranking 13th overall.

"We are proud to once again be recognized by Corporate Knights as one of Canada's best corporate citizens," said Haytham Hodaly, President and Chief Executive Officer of Wheaton. "This consistent recognition reflects our commitment to disciplined capital allocation and partnering with mine operators who prioritize responsible business practices."

The Best 50 is one of Canada's most established sustainability benchmarks, assessing more than 350 large companies using a transparent, data-driven methodology focused on the share and growth of revenues tied to sustainable activities. Wheaton's inclusion reflects the quality of its portfolio, its strong organic growth profile, and its approach to partnering with leading operators, underpinned by a broader commitment to conducting business responsibly and sustainably.

Earlier this year, Wheaton was also recognized among Corporate Knights' 2026 global 100 most sustainable corporations in the world.

To learn more about Wheaton's sustainability approach and commitments, please visit:  www.wheatonpm.com/Sustainability.

About Wheaton Precious Metals Corp.
Wheaton Precious Metals is the world's premier precious metals streaming company, providing shareholders with access to a high-quality portfolio of low-cost, long-life mines around the world. Through strategic streaming agreements, Wheaton partners with mining companies to secure a portion of their future precious metals production. Committed to responsible mining practices, Wheaton employs due diligence practices with a goal of unlocking long-term value for shareholders while supporting the broader mining industry to deliver the commodities society needs through access to capital. Wheaton's shares are listed on the Toronto Stock Exchange, New York Stock Exchange and London Stock Exchange under the symbol WPM.

Cautionary Note Regarding Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to innovative mining technology, the potential success of that technology, and its ability to be commercialized, ESG and climate change strategy, targets and commitments and climate scenario analysis by Wheaton and at mineral stream interests currently owned by Wheaton (the "Mining Operations"). Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements including (without limitation) risks related to the ability to identify innovative mining technology, the potential success of that technology and the ability to commercialize that technology, risks related to the ability to achieve ESG and climate change strategy, targets and commitments at both Wheaton and the Mining Operations and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form for the year ended December 31, 2025 and the risks identified under "Risks and Uncertainties" in Wheaton's Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2025, both available on SEDAR+ and in Wheaton's Form 6-K filed March 12, 2026, all available on EDGAR (the "Disclosure"). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation) that Wheaton will be able to identify innovative mining technology, ESG and climate change strategy, targets and commitments at both Wheaton and the Mining Operations will be achieved, there will be no material adverse change in the market price of commodities, that estimations of future production from the Mining Operations and mineral reserves and resources are accurate, that the mining operations from which Wheaton purchases precious metals will continue to operate, that each party will satisfy their obligations in accordance with the precious metals purchase agreements, and such other assumptions and factors as set out in the Disclosure

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SOURCE Wheaton Precious Metals Corp.

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%CIK: 0001323404

For further information: For further information: Media Contact, Simona Antolak, Vice President, Communications & Corporate Affairs, Tel: 604-639-9870, Email: media@wheatonpm.com; Investor Contact: Emma Murray, Vice President, Investor Relations, Tel: 1-844-288-9878, Email: info@wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 08:00e 23-JUN-26